EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
Board of Directors
Euronet Worldwide, Inc.
We consent to the use of our report dated February 7, 2003, with respect to the consolidated statements of operations and comprehensive loss, changes in stockholders’ equity/(deficit), and cash flows of Euronet Worldwide, Inc. and subsidiaries for the year ended December 31, 2002, incorporated by reference in this registration statement on Form S-3 of Euronet Worldwide, Inc. used to register $175 million of 3.50% Convertible Debentures due 2025, and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG Audyt Sp. z o.o.
Warsaw, Poland
November 10, 2005